# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KIRKLAND'S, INC, CIK 0001056285
CUSIP: 497498105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 799 W. Coliseum Way, Midvale, Utah (UT), 84047
Date of event which requires filing of this statement: 05/07/2025
Amends the filing with accession number 0001140361-24-044419
Filed by CIK 0001130713
Persons authorized to receive notices and communications: Adrianne Lee, c/o Beyond, Inc., 799 W. Coliseum Way, Midvale, Utah (UT), 84047, (801) 947-3100

## Reporting persons
- BEYOND, INC. (CIK 0001130713): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 13,402,880; shared voting power 0; sole dispositive power 13,402,880; shared dispositive power 0; aggregate amount beneficially owned 13,402,880 (49.8% of the class)
  Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amend and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on October 28, 2024 (as amended, the "Schedule 13D") relating to the shares of common stock, no par value (the "Common Stock"), of Kirkland's, Inc., a Tennessee corporation (the "Issuer"), whose principal executive office is located at 5310 Maryland Way, Brentwood, Tennessee. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KIRKLAND'S, INC
Address of issuer's principal executive offices: 799 W. Coliseum Way, Midvale, Utah (UT), 84047

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person acquired the Notes (as defined below) for aggregate consideration of $13.7 million in connection with the entry into the A&R Credit Agreement (as defined below) with the Issuer. The Reporting Person used funds from its working capital to fund the acquisition of the Notes.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 7, 2025, the Reporting Person and the Issuer entered into an Amended and Restated Term Loan Credit Agreement (the "A&R Credit Agreement"), pursuant to which the Reporting Person agreed provide $5.2 million in new debt financing to the Issuer, in addition to the Reporting Person's existing term loan commitment of $8.5 million, with such debt evidenced by notes (the "Notes") convertible into shares of the Issuer's Common Stock in accordance with the terms of the A&R Credit Agreement. The Loan is secured by the Issuer's assets and second in priority behind Bank of America's existing loan to the Issuer. The Note can be converted into Common Stock at a price determined at the time of such conversion election, but subject to Nasdaq shareholder approval rules, if applicable.

The A&R Credit Agreement is subject to customary affirmative covenants and negative covenants as well as financial covenants.

Also on May 7, 2025, the Reporting Person and the Issuer entered into an Amended and Restated Investor Rights Agreement (the "A&R Investor Rights Agreement"), which provides that the Reporting Person shall have the right to designate: (i) three persons for appointment to the Issuer's board of directors (the "Board") for so long as the Reporting Person beneficially owns at least 50% of the then outstanding Common Stock, (ii) two persons for appointment to the Board for so long as the Reporting Person beneficially owns at least 20% of the then outstanding Common Stock, and (iii) one person for appointment to the Board for so long as the Reporting Person beneficially owns at least 5% of the then outstanding Common Stock, provided in each case that the director designee(s) shall qualify as independent director under the NASDAQ listing rules and rules and regulations of the Securities and Exchange Commission. At such time as the Reporting Person elects to exercise its director designation rights, up to three existing directors of the Issuer shall resign from the Board (as required to correspond with the number of appointees set forth in such notice in accordance with this paragraph). The Reporting Person will also have the right to appoint one individual as a non-voting observer to the Board. The Investor Rights Agreement also provides the Reporting Person with customary registration rights, including shelf and piggyback registration rights, with respect to any shares of Common Stock it acquires upon conversion of the Notes.

The Reporting Person and the Issuer also entered into Letter Amendment, dated as of May 7, 2025 (the "Letter Amendment"), to the Subscription Agreement, dated as of October 21, 2024 (the "Subscription Agreement"), pursuant to which the Issuer and the Reporting Person agreed to remove the transfer restrictions contained in Sections 4.1(a), 4.1(b) and 4.2 of the Subscription Agreement.

The foregoing descriptions of the A&R Credit Agreement, the A&R Investor Rights Agreement and the Letter Amendment are not complete and are qualified in their entirety by the full texts of such agreements, each of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated

(a) - (b)

- Amount beneficially owned: 13,402,880
- Percent of Class: 49.8%
- Number of shares the Reporting Person has:
- Sole power to vote or direct the vote: 13,402,880
- Shared power to vote: 0
- Sole power to dispose or direct the disposition of: 13,402,880
- Shared power to dispose or direct the disposition of: 0
The share amount reported herein consists of 8,934,465 shares of Common Stock held by the Reporting Person and 4,468,415 shares of Common Stock that the Reporting Person currently has the right to acquire upon conversion of the Notes, which amount represents 19.9% of the shares of Common Stock outstanding as of May 7, 2025. The percentage ownership is based upon 22,454,348 shares of Common Stock outstanding as of May 7, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the A&R Credit Agreement, the A&R Investor Rights Agreement and the Letter Amendment and is incorporated herein by reference. Copies of each of the agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description

4 Amended and Restated Term Loan Credit Agreement, dated as of May 7, 2025, by and between Kirkland's Stores, Inc., as Lead Borrower, the Borrowers named therein, the Guarantors named therein, Beyond, Inc., as Administrative Agent and Collateral Agent, and the Lenders party thereto
5 Letter Amendment, dated as of May 7, 2025, by and between Kirkland's, Inc. and Beyond, Inc.
6 Amended and Restated Investor Rights Agreement, dated as of May 7, 2025, by and between Kirkland's, Inc. Beyond, Inc.

## Signatures
- BEYOND, INC.: /s/ Adrianne B. Lee, Adrianne B. Lee, Chief Financial Officer & Administrative Officer (05/09/2025)